Exhibit 99.1

AVG Technologies Announces Additional Share Repurchase Program for up to 500,000 shares

AMSTERDAM, March 29, 2016 /PRNewswire/ -- AVG® Technologies N.V. (NYSE: AVG), the online security company™, announced today that it has adopted an additional share repurchase program under which AVG intends to repurchase up to 500,000 of its ordinary shares (the “shares”) to cover AVG’s obligations to deliver shares under its employee stock options incentive and restricted share units plans.

Details of the Share Repurchase Program

The share repurchase was authorized by AVG’s shareholders on June 11, 2015 and approved by the Supervisory Board. Under the share repurchase program, AVG has authorization to repurchase a maximum number of 500,000 shares between March 30, 2016 and September 30, 2016.

The repurchase price per share will be no greater than the lower of (a) 110% of the highest price of the shares officially quoted on the NYSE over the 30 trading days preceding the date the repurchase is effected, (b) the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the repurchase is effected and (c) USD 24.00. The total repurchase price will not be more than USD 8,190,000. Any open market purchases will be executed with reference to the requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and Article 5 of the Regulation No. 2273/2003 of the European Commission of December 22, 2003 (“EC Regulation”), for the purposes of which the relevant daily volume will be determined on the basis of the average daily volume traded in February 2016 and will be fixed on that basis for the period of the additional share repurchase program.

The share repurchase program does not require AVG to acquire any specific number of shares and may be terminated by AVG at any time without prior notice.

The share repurchase program will be done in one tranche. AVG has mandated JMP Securities LLC (“JMP”) to execute the tranche of open market repurchases. For that, JMP will decide on the timing of the share repurchases independently of, and without being influenced by, AVG. JMP is a full service Broker-Dealer. The number of shares repurchased each week during the share repurchase program and the average purchase price are disclosed on the Investor Relations section of the AVG website, which can be found at www.avg.com or investors.avg.com.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, location-based and phone control services, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

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www.avg.com

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Contacts:

US: Bonnie McBride

Tel: +1 415 806 0385

Email: bonnie.mcbride@avg.com

IR team email: ir@avg.com

Europe: Camelia Isaic

Tel: +420 702 205 848

Email: camelia.isaic@avg.com

Press information: http://now.avg.com